Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2010	2009	2008	2007	2006
Earnings as defined:
Pretax income from continuing operations	$68,861	$72,981	$73,295	$59,984	$68,142
Add: Fixed charges	24,897	25,102	25,934	23,589	23,920
Earnings as defined	$93,758	$98,083	$99,229	$83,573	$92,062

Fixed charges:
Interest charges	$24,517	$24,782	$25,641	$22,967	$23,149
Interest component of leases	380	320	293	622	771
Total fixed charges	$24,897	$25,102	$25,934	$23,589	$23,920
Ratio of earnings to fixed charges	3.8	3.9	3.8	3.5	3.8